UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ________________________

                                 SCHEDULE 13D
                   Under The Securities Exchange Act Of 1934
                              (Amendment No. 5)*
                                Final Amendment


                        ZENITH NATIONAL INSURANCE CORP.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                  989390 109
                                (CUSIP Number)


                                STANLEY R. ZAX
                        ZENITH NATIONAL INSURANCE CORP.
                              21255 CALIFA STREET
                       WOODLAND HILLS, CALIFORNIA 91367
                                 818-713-1000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 11, 2005
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989390 109

-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               STANLEY R. ZAX

-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                  (a) |_|
                                                                  (b) |_|

-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

               00

-------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                               |_|

-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES                 7.    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH             649,756
REPORTING PERSON WITH:           ----------------------------------------------

                                 8.    SHARED VOTING POWER
                                       0
                                 ----------------------------------------------

                                 9.    SOLE DISPOSITIVE POWER
                                       649,756
                                 ----------------------------------------------

                                10.    SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               649,756

-------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        |_|

-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.28

-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

               IN

-------------------------------------------------------------------------------

         This Statement constitutes Amendment No. 5, the final amendment to the Schedule 13D of Stanley R. Zax relating to the Common Stock of Zenith National Insurance Corp., and amends and supplements the Statement on Schedule 13D, originally filed on September 26, 2000 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed on January 24, 2001, Amendment No. 2, filed on March 1, 2001, Amendment No. 3, filed on October 10, 2002, and Amendment No. 4, filed on March 16, 2004. Mr. Zax is hereinafter referred to as the "Reporting Person." Unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

         (a) The Reporting Person beneficially owns 649,756 shares of Common Stock, representing 3.28% of the shares outstanding as of February 11, 2005. The number of shares includes 1,030 shares held by the Reporting Person as custodian for his adult children and 178,638 shares as to which options are currently exercisable.

         (b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of 649,756 shares.

         (c) On March 18, 2004, the Reporting Person exercised employee stock options to acquire 201,000 shares of Common Stock at an exercise price of $23.625. The Reporting Person tendered to the Issuer 121,015 shares of Common Stock previously held by the Reporting Person in payment of the aggregate exercise price of $4,748,625. In order to reimburse the issuer for withholding taxes related to such option exercise, on March 19, 22 and 23, 2004 the Reporting Person sold an aggregate of 29,700 shares of Common Stock at an average sale price of $37.94 generating total net proceeds of $1,126,720. The Reporting Person delivered $1,118,462 to the Issuer to pay for such withholding taxes and kept $8,258 in net proceeds.

On November 30, 2004 the Reporting Person gifted 9,541 shares of Common Stock to various charitable organizations.

On February 11, 2005, the Reporting Person exercised employee stock options to acquire 620,362 shares of Common Stock at an exercise price of $23.625. The Reporting Person tendered to the Issuer 288,278 shares of Common Stock previously held by the Reporting Person in payment of the aggregate exercise price of $14,656,054. The issuer withheld 150,274 shares of Common Stock in payment of withholding taxes of $7,545,239.

As a result of the above described transactions the Reporting Person reduced the shares of Common Stock subject to employee stock options from 1,000,000 shares to 178,638 shares and increased the number of shares of Common Stock owned outright from 247,534 shares to 470,088 shares.

         (d) Not applicable

         (e) As of February 11, 2005 the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2005

                                                   ___________________________
                                                           Stanley R. Zax